UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 333-204175

RESAAS Services Inc.

(name of registrant)

#303 – 55 Water Street

Vancouver, British Columbia, Canada V6B 1A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

RESAAS Services Inc. is furnishing this current report on Form 6-K/A to amend its current report on Form 6-K furnished on June 12, 2017 (the “Original Report”) to include additional exhibits as attached hereto. No other changes are being made to the Original Report.

EXHIBIT LIST

Exhibits	Description
99.1*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months ended March 31, 2017 and 2016
99.2*	Interim Consolidated Financial Statements for the Three Months ended March 31, 2017
99.3*	Certification of the Chief Executive Officer - Form 52-109FV2 Certification of Interim Filings Full Certificate
99.4*	Certification of the Chief Financial Officer - Form 52-109FV2 Certification of Interim Filings Full Certificate
99.5	Form 51-102F3 Material Change Report
99.6	Notice of Annual General Meeting of Shareholders and Information Circular

* Previously furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS SERVICES INC. (Registrant)

Date: October 24, 2017	By:	/s/ Cam Shippit
Cam Shippit
Chief Financial Officer